BRF S.A.

PUBLICLY HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS) informs to its shareholders and the market in general that, in a report released on the date hereof, the risk rating agency Moody’s downgraded BRF's credit rating on a global corporate scale from "Ba2" to "Ba3". The outlook for the rating remains stable.

The Company reiterates that it continues to act with discipline in optimizing its capital structure, reducing its leverage ratio and sustaining a prudent liquidity position.

São Paulo, March 15th, 2023

Fábio Luis Mendes Mariano

Chief Financial and Investor Relations Officer

BRF S.A